GLOBAL TECH INDUSTRIES GROUP, INC.	511 Sixth Avenue, Suite 800 New York, NY 10011

July 30, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Donald Field
Katherine Bagley

Re:	Re: Global Tech Industries Group, Inc.
Registration Statement on Form S-1
Filed July 12, 2021
File No. 333-257846

Dear Sir or Madam:

Global Tech Industries Group, Inc. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) in response to your recent review letter addressed to David Reichman, Chief Executive Officer of the Company, dated July 26, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Registration Statement on Form S-1

General

1. We note that the prospectus does not contain a description of the company’s business. Please revise to include a business section and the information required by Item 101 of Regulation S-K. Refer to Item 11(a) of Form S-1.

We have added a Business section to the Registration Statement.

2. We note that the prospectus does not contain a selling security holder section. Please revise to include a selling security holder section and the information required by Item 507 of Regulation S-K. Refer to Item 7 of Form S-1. In this regard, we note that the inclusion of certain information in Exhibit 99.1 does not satisfy the form requirements of Item 7 of Form S-1.

We have removed Exhibit 99.1 and added the pertinent information from it, along with all remaining information required by Item 507 of Regulation S-K, to the Registration Statement.

3. We note that this registration statement registers a resale offering on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. We also note, per Exhibit 99.1, that you are registering certain shares owned by the company in this resale offering. Please amend your disclosure to remove the company’s shares from your resale offering, as the company is ineligible to be a selling security holder in an at the market offering per Rule 415(a)(1)(i) of the Securities Act. Alternatively, please amend your filing to clearly disclose that the company is also registering a primary offering, and make conforming changes throughout your filing. If you intend to register the primary offering, please advise regarding your basis for determining that the company’s primary offering is eligible to be conducted at the market under Rules 415(a)(1) and 415(a)(4) of the Securities Act, or fix a price for your primary offering.

The shares labeled “GLOBAL TECH INDUSTRIES GROUP” inadvertently left out the full name, which includes “PROFIT SHARING PLAN.” The related shares are not being registered for a primary offering. The offering is merely a resale offering. The name of the shareholder has been corrected in the Registration Statement.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ David Reichman
David Reichman